FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 25th, 2020

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-15094

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press Release

MTS Announces AGM Results

June 25, 2020

MOSCOW, Russia — MTS (NYSE: MBT; MOEX: MTSS), Russia’s leading mobile, media, and digital services provider, announces the decisions reached at the Company’s Annual General Meeting of Shareholders (the “AGM”) held in absentee on June 24, 2020.

At the meeting, the following resolutions were adopted:

•                  To approve final annual dividends of RUB 20.57 per ordinary MTS share (RUB 41.14 per ADR), or in total RUB 41.1 bn (RUB 41,106,345,649.27), based on the Company’s full-year 2019 financial results with a record date of July 9, 2020 and payout to be completed on or before August 13, 2020;

•                  To approve the Company’s Annual Report and Annual Financial Statements, including Profit & Loss Statement;

•                  To elect to the MTS Board of Directors:

•                  Felix Evtushenkov, Member of the Board of Directors, Sistema PJSFC, and Chairman of the Board, MTS;

•                  Konstantin Ernst, Independent Director;

•                  Regina von Flemming, Independent Director;

•                  Thomas Holtrop, Independent Director;

•                  Shaygan Kheradpir, Independent Director;

•                  Alexey Kornya, Executive Director, MTS President & CEO;

•                  Nadia Shouraboura, Independent Director;

•                  Valentin Yumashev, Independent Director; and

•                  Artem Zassoursky, Vice President for Strategy, Sistema PJSFC.

•                  To elect members of the Company’s Revision Commission;

•                  To approve Deloitte & Touche CIS CJSC as MTS’s auditor;

•                  To approve the MTS Regulations on the Board of Directors and Management Board as revised; and

•                  To approve MTS’s participation in the Russian Union of Industrialists & Entrepreneurs as well as the Russian AI Alliance.

In addition, at a subsequent meeting of the Board of Directors on June 25 the Board adopted the following decisions:

•                  To re-elect Felix Evtushenkov as Chairman of the Board of Directors;

•                  To confirm the status of Alexey Kornya as executive director;

•                  To confirm the status of Felix Evtushenkov and Artem Zassoursky as non-executive directors;

•                  To confirm the status of Regina von Flemming, Shaygan Kheradpir, Thomas Holtrop, Nadia Shouraboura, Konstantin Ernst, and Valentin Yumashev as independent directors;

•                  To form the membership of the following committees under the Board of Directors: Remuneration and Nominations Committee, Audit Committee, Corporate Governance Committee, Strategy Committee, and Special Compliance Committee; and

•                  To approve changes to the Company’s series 001P corporate bond program.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: June 25th, 2020